Mail Stop 4561

September 12, 2008

Alexander McLean, III
Chief Executive Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

Re: **World Acceptance Corporation**
Form 10-K
Filed May 25, 2007
File No. 000-19599

Dear Mr. McLean:

As of April 18, 2008, we have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time. Due to an administrative oversight, this letter was not sent earlier.

Please contact me at 202-551-3448 with any other questions.

Sincerely,

Jessica Livingston
Financial Services Group